Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

June 29, 2011

Item 3.	News Release

The Company’s news release dated June 29, 2011, was disseminated by Marketwire, Incorporated on June 29, 2011.

Item 4.	Summary of Material Change

The Company announced that it has filed a notice with the Toronto Stock Exchange for, and received its approval to make, a Normal Course Issuer Bid permitting the Company to purchase up to 17,000,000 common shares, representing approximately 9.9% of its public float.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated June 29, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Normal Course Issuer Bid

Vancouver, BC – June 29, 2011: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has filed a notice with the Toronto Stock Exchange ("TSX") for, and received its approval to make, a Normal Course Issuer Bid ("NCIB") permitting the Company to purchase up to 17,000,000 common shares ("Shares"), representing approximately 9.9% of its public float. The Company has 176,429,501 Shares issued and outstanding, and a public float (calculated under TSX rules) of approximately 172,129,518 Shares, as at June 28, 2011.

The average daily trading volume on the TSX for the six months preceding June 1, 2011, was 683,833 Shares. Subject to the Company's ability to make "block" purchases under TSX rules, the daily repurchase restriction during the course of the NCIB is 25% of the average daily trading volume, or 170,958 Shares. The Company may buy back Shares anytime during the 12-month period beginning on July 4, 2011, and ending on July 3, 2012, or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Any purchases under the NCIB will be made through the facilities of the TSX in compliance with the rules of the TSX. The Company will pay the market price, up to a maximum of $1.00 per Share, at the time of acquisition of Shares purchased through the facilities of the TSX, subject to any restrictions under the rules of the TSX. The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX.

The Company believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the Shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of its business and future business prospects. Shares that are purchased pursuant to the NCIB will be held by the Company, to be dealt with as its Board of Directors sees fit, subject to any applicable regulatory approval.

Shareholders of the Company will be provided with a summary of the material information contained in the Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX in connection with the NCIB in the next quarterly report of the Company to be mailed to shareholders and filed on SEDAR. Shareholders may obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid from the Company without charge.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the Company's intentions with respect to the development of its mineral properties. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.